BERMAN RENNERT VOGEL & MANDLER, P.A.
100 SE 2nd Street, Suite 2900
Miami, Florida 33131
Tel: 305-577-4177
June 10, 2009
VIA FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Sasha Singh Parikh, Staff Accountant

Re:	Advanced Viral Research Corp. Item 4.01 Form 8-K filed June 5, 2009 File No. 000-18293
Dear Ms. Parikh:
     We are in receipt of your comment letter dated June 9, 2009. This letter sets forth the responses of the Company to the comment letter. Your comments are reproduced below:

COMMENT:	We note you have engaged the accounting firm of MarcumRachlin as your independent registered public accounting firm. We also note that the firm of MarcumRachlin has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i,e, registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company, Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of MarcumRachlin which should include an Exhibit 16 letter from MarcumRachlin.

RESPONSE:	In light of this comment, we have been informed by the Company, and we hereby inform you supplementally, that, the Company was informed by the accounting firm that, simultaneously with the merger on June 1, 2009 of Rachlin LLP with and into Marcum & Kleigman LLP, Marcum & Kleigman LLP changed its name to Marcum LLP. Marcum & Kleigman LLP is registered with the PCAOB as evidenced by the enclosed copy of the listing of registered firms attached hereto as Exhibit A. The PCAOB was notified on June 1, 2009 of the name change and also of Marcum LLP’s intention to practice in the state of Florida as MarcumRachlin, a division of Marcum LLP. Attached hereto as Exhibit B is a copy of an email from the accounting firm notifying the PCAOB of the name change, which apparently is still being processed.

Ms. Sasha Singh Parikh
June 10, 2009

Consequently, Marcum LLB has informed the Company that it believes it is registered with the PCAOB.

If you have any questions or further comments, please contact me at 305-577-4162.
Very truly yours,
/s/ Claire P. Menard

cc:	Stephen M. Elliston Charles J. Rennert

Exhibit A

1666 K Street, N.W. Washington, DC 20006 Telephone: (202) 207-9100 Facsimile: (202) 862-8430 www.pcaobus.org

Registered Public Accounting Firms
With the Public Company Accounting Oversight Board
As of Tuesday, June 02, 2009

The Public Company Accounting Oversight Board has approved the registration applications of the accounting firms listed below. There are currently 2012 registered firms.
*    *    *

Registrant	Headquarters Office Location
A. F. FERGUSON & CO.	Mumbai, India
A. F. FERGUSON ASSOCIATES	Mumbai, India
Aaron Stein	Woodmere, NY
Aarons Grant & Habif, LLC	Atlanta, GA
ABELOVICH, POLANO & ASOCIADOS	Buenos Aires, Argentina
Abrams and Company, P.C.	Melville, NY
ABRAMS, FOSTER, NOLE & WILLIAMS, P.A.	Baltimore, MD
AC Christes & Partner GmbH WPG StBG	Hamburg, Germany
Accell, PA	Tampa, FL
Accountantskantoor Foederer B.V.	Eindhoven, Netherlands
Accounting & Consulting Group, LLP	Carlsbad, NM
Accuity LLP	Honolulu, HI
ACE Auditeurs et Conseils d’Entreprise	Paris, France
Ackerman, Matthew, Fiber & Wainberg	Los Angeles, CA
Acquavella, Chiarelli, Shuster, Berkower & Co. LLP	Iselin, NJ
ADRIAN YEO & CO	Petaling Jaya, Malaysia
Agbimson & Co., CPA, PC	Rockville Centre, NY
AGCA, Inc.	Arcadia, CA
Agee Fisher, LLC	Atlanta, GA
AGN CHINA REGAL CPAs Co., Ltd.	Beijing, China
Ahearn, Jasco & Company, P.A.	Pompano Beach, FL
Ahmed MANSOUR & Associes	Tunis, Tunisia
AJ. Robbins, PC	Denver, CO
AJSH & Co.	Delhi, India
Akin, Doherty, Klein & Feuge, P.C.	San Antonio, TX
Akintola Williams Deloitte	Lagos, Nigeria

1666 K Street, N.W. Washington, DC 20006 Telephone: (202) 207-9100 Facsimile: (202) 862-8430 www.pcaobus.org

Registrant	Headquarters Office Location
Mao & Company CPAs, Inc.	Los Angeles, CA
MARCELO DE LOS SANTOS Y CIA, S.C.	San Luis Potosi, Mexico
Marcia Fritz & Company, Certified Public Accountants	Citrus Heights, CA
Marcum & Kliegman LLP	Melville, NY
Margolies, Fink and Wichrowski	Pompano Beach, FL
Margolin, Winer & Evens LLP	Garden City, NY
Margolis & Company P.C.	Bala Cynwyd, PA
Mark A. Rodenburg, CPA	Denver, CO
Mark Bailey & Company, CPA’s, Ltd.	Reno, NV
Mark Turbyfill, CPA, CFP(R), RFC, PLLC	Broadlands, VA
Mark Z. Robbins, CPA, MBA, PA	Jupiter, FL
Markhams MRI Auckland	Auckland, New Zealand
Marks Paneth & Shron LLP	New York, NY
Marmann & Associates, P.C.	Sheffield, AL
Marty R. Chenault CPA	Houston, TX
MasDell Audit & Consulting Ltd.	Beijing, China
Massey & Massey Accountancy, LLP	Folsom, CA
Mauldin & Jenkins Certified Public Accountants, LLC	Marietta, GA
Maurice J. Carron	San Francisco, CA
Mayer Hoffman McCann P.C.	Leawood, KS
Mayer Rispler & Company P.C.	Brooklyn, NY
MAZARS	Kuala Lumpur, Malaysia
Mazars & Guerard	Paris, France
Mazars & Guerard SpA	Milan, Italy
Mazars Auditores, S.L.	Barcelona, Spain
Mazars CPA Limited	Hong Kong, Hong Kong
Mazars GmbH	Frankfurt, Germany
Mazars Limited	Bangkok, Thailand
Mazars LLP	London, United Kingdom
Mazars LLP	New York, NY
Mazars LLP	Singapore, Singapore
MAZARS MOORES ROWLAND	Cape Town, South Africa
Capelle Aan Den Ijssel,
Mazars Paardekooper Hoffman	Netherlands
McBain & Co Audit and Assurance Services	Balwyn, Australia
McBride Shopa and Company, P.A.	Wilmington, DE
McCarney Greenwood LLP	Toronto, ON, Canada
McClain & Company, L.C.	Miami, FL
McConnell & Jones, LLP	Houston, TX
McCrory & McDowell LLC	Pittsburgh, PA

Exhibit B

From:	Blum, Ilyssa (x6653) [ilyssa.blum@marcumrachlin.com]

Sent:	Tuesday, June 09, 2009 5:50 PM

Subject:	FW: Marcum & Kliegman LLP name change and merger with Rachlin LLP
Here is the email that goes as one of the attachments where the PCAOB was notified........
Ilyssa K. Blum, CPA profile
Partner
Assurance Services
MarcumRachlin, a division of Marcum LLP
450 East Las Olas Boulevard, Ninth Floor, Ft. Lauderdale, Florida 33301
phone (954) 728-2500 x6653
fax (954) 525-2004
ilyssa.blum@marcumrachlin.com
www.marcumrachlin.com - www.rachlinfoundation.org

Please see the bottom of this e-mail chain for MarcumRachlin, a division of Marcum LLP, Confidentiality Notice and Circular 230 Disclaimer.
From: Giugliano, Greg
Sent: Monday, June 01, 2009 6:49 PM
To:‘huynhh@pcaobus.org’
Subject: Marcum & Kliegman LLP name change and merger with Rachlin LLP
On June 1, 2009 Marcum & Kliegman LLP merged with Florida-based Rachlin LLP. Marcum & Kliegman LLP is the surviving entity. Effective with the merger, Marcum & Kliegman LLP changed its name to Marcum LLP and will be called Marcum LLP in the Northeast and MarcumRachlin, a division of Marcum LLP, in the South. The reason for the name change is to facilitate the rebranding of Rachlin LLP in the South. Rachlin LLP will also withdraw as a PCAOB registered firm through the filing of Form 1-WD.
Additionally, Rachlin LLP associated persons have previously signed consents to cooperate with the PCAOB. As a result of the merger and name change, will these same associates be required to sign new consents to cooperate under the Marcum LLP name?
Please contact me directly using the information provided below if you require any further information. Thank you in advance for the Board’s consideration of these matters.
Gregory Giugliano
Partner-in-Charge of Assurance Services
Marcum LLP
10 Melville Park Road
Melville, NY 11747
631-414-4222
CONFIDENTIALITY NOTICE:
This message is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of the message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone at (631) 414-4000 or (212) 981-3000 and destroy this message.
IRS CIRCULAR 230 DISCLOSURE NOTICE:
Unless specifically stated otherwise, the written advice in this e-mail or its attachments is not intended or written to be used for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code.

MarcumRachlin, a division of Marcum LLP CONFIDENTIALITY NOTICE AND CIRCULAR 230 DISCLAIMER CONFIDENTIALITY NOTICE: This electronic message was sent from MarcumRachlin, a division of Marcum LLP and may contain confidential, proprietary or privileged information. If you believe that you are not the intended recipient, you are hereby advised that any disclosure, copying, distribution or use of this electronic message, or its contents or attachments, is prohibited. If you have received this electronic message in error, please notify the sender immediately by telephone or electronic mail, and delete the message.
INTERNAL REVENUE SERVICE REQUIRED DISCLAIMER: Pursuant to Federal Regulations (contained in Treasury Department Circular No. 230) governing practice before the Internal Revenue Service, we are required to inform you that this written communication (including attachments and enclosures), unless otherwise expressly and specifically stated, does not meet the requirements needed to avoid tax or penalties. Therefore, please note that this communication was and is not intended or written by MarcumRachlin, a division of Marcum LLP, or anyone else, to be used, and that it cannot be used by you or anyone else, for the purpose(s) of (i) avoidance or evasion of any tax or penalties, including, but not limited to, those imposed by the Internal Revenue Code, or (ii) promoting, marketing or recommending to any party any partnership or other entity, investment plan or arrangement, transaction(s), or tax related matters. This communication may not be forwarded (other than within the recipient to which it has been sent) without our express written consent.